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MAY 30 2008
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2007 (MM/DD/YY) AND ENDING MARCH 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OMNIVEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8801 E. HAMPDEN, #202
(No. and Street)

DENVER (City) COLORADO (State) 80231-4950 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JASPERS + HALL, PC
(Name – *if individual, state last, first, middle name*)

9175 E. KENYON AVE - #100 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann G. Phelps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omnipost Inc., as of Mar. 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Sec / Treas.

Title

Michael Bates Johnson
9175 E Kenyon Ave
Denv. Colo 80237

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNIVEST, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEAR ENDED MARCH 31, 2008

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS

9175 East Kenyon Ave, Suite 100
Denver, CO 80237

OMNIVEST, INC.

TABLE OF CONTENTS

JASPERS + HALL, PC

CERTIFIED PUBLIC ACCOUNTANTS

9175 East Kenyon Ave, Suite 100
Denver, CO 80237
303-796-0099

To the Board of Directors of
Omnivest, Inc.
Denver, Colorado

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Omnivest, Inc. as of March 31, 2008 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omnivest, Inc. as of March 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jaspers + Hall, PC
May 28, 2008

OMNIVEST, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS:

Cash	$ 46,659
Commissions Receivable (no allowances for doubtful commissions deemed necessary)	25,565
Furniture and Equipment - net of depreciation	32
Investment -	10,951
Deposits	3,718
TOTAL ASSETS	$ 86,925

LIABILITIES AND STOCKHOLDERS' EQUITY:

Liabilities:	
Commissions Payable	$ 58,725
Accounts Payable	-
Total Liabilities	58,725
Stockholders' Equity:	
Preferred Stock $1.00 par value per share, authorized 250,000 shares; issued and outstanding - 13,000 shares	13,000
Common Stock $.01 par value per share, authorized 1,000,000 shares, issued and outstanding - 18,000 shares	180
Additional paid-in capital	25,109
Retained earnings (deficit)	(10,089)
Total Stockholders' Equity	28,200
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 86,925

The accompanying notes are an integral part of these financial statements.

OMNIVEST, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2008

REVENUE:	
Commissions	$ 1,346,793
Total Revenue	1,346,793
EXPENSES:	
Commissions	850,959
Business expenses	389,906
Salaries	114,701
Total Expenses	1,355,566
NET INCOME (LOSS)	$ (8,773)

The accompanying notes are an integral part of these financial statements.

OMNIVEST, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For Year Ended March 31, 2008

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, March 31, 2007	$ 180	$ 13,000	$ 25,109	$ (1,316)	$ 36,973
Net Loss for Year	-	-	-	(8,773)	(8,773)
Balance, March 31, 2008	$ 180	$ 13,000	$ 25,109	$ (10,089)	$ 28,200

The accompanying notes are an integral part of these financial statements.

OMNIVEST, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2008

Cash flows from operating activities:	
Net Income (Loss)	$ (8,773)
Adjustments to reconcile net income to net	
cash used for operating activities	
Increase in accounts payable	-
Decrease (Increase) in commissions receivable	44,799
Increase (Decrease) in commissions payable	1,684
Total adjustments	46,483
Net cash provided (used) by operating activities	37,710
Cash flows from investing activities:	
Purchase of investments	(10,951)
Net cash used by investing activities	(10,951)
Decrease in cash and cash equivalents	26,759
Cash and cash equivalents at beginning of year	19,900
Cash and cash equivalents at the end of year	$ 46,659
Supplemental disclosure of cash flow information	
Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Nature of Business:

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the Act).

The Company operates pursuant to paragraph (k) (2) (B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by other broker-dealers. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3(k)(2)(b) of the Act.

NOTE 2 - ACCOUNTING POLICIES:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents. At March 31, 2008, the Company had no cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ from those estimates.

Securities:

Securities transactions are recorded on a trade date basis, which is the date a transaction is executed.

Furniture and Equipment:

The Company follows the practice of capitalized all acquisitions of property and equipment in excess of $1,000 and all expenditures for repairs, maintenance, renewals, and betterments that prolong the useful lives of assets are capitalized. Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years. Depreciation expense for 2008 was $0.

Revenue Recognition:

Revenue is recognized when it is earned. Commissions and related clearing expenses are recorded on a trade-date basis.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty, or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes:

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company's assets and liabilities and operating loss carryforwards using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company occupies its general administrative offices at a facility in Denver, Colorado under the terms of a three-year rental operating lease, which commenced in June 2007. Under terms of the rental agreement, the Company will pay minimum monthly payments of $4,500. For the year ended March 31, 2008, the Company paid $54,000 in rental expenses.

Minimum future rental lease payments are as follows:

2008	$ 40,500
2009	54,000
2010	22,500
	$117,000

The Company is periodically involved in legal actions or administrative proceedings arising in the normal course of business. At March 31, 2008 management is not aware of any material claims against the Company, either actual or threatened.

SUPPLEMENTARY INFORMATION

OMNIVEST, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF SECURITIES AND EXCHANGE COMMISSION
For the Year Ended March 31, 2008

NET CAPITAL:

Total stockholders' equity	$ 28,200
Less Non-Allowable Assets:	
Fixed assets - net of depreciation	32
Deposits	3,718
Total Deductions	3,750
NET CAPITAL	$ 24,450

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Minimum Net Capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net Capital in excess of amount required	$ 19,450
Aggregate Indebtedness	$ 58,725
Ratio of aggregate indebtedness to net capital	3.02 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

Net Capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 28,198
Detail adjustments:	
Furniture and equipment - net of depreciation	(32)
Deposits	(3,718)
Other adjustments	2
Net Capital, as adjusted	$ 24,450
Aggregate Indebtedness, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 58,725
Detail adjustments:	
Accounts Payable	-
Commissions Payable	-
Aggregate Indebtedness, as adjusted	$ 58,725

OMNIVEST, INC.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended March 31, 2008

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provision of the SEC Rule 15c3-3 subparagraph (k)(2). To maintain this exemption, the Company does not hold customer funds and/or customer securities. If any customer funds and/or customer securities are received, they are to be promptly forwarded. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

OMNIVEST, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2008

The Company does not hold customer funds or customer securities and consequently qualifies for exemption under the provisions of the Rule.

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS
9175 East Kenyon Ave, Suite 100
Denver, CO 80237
303-796-0099

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Omnivest, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Omnivest, Inc. (the "Company") as of and for the year ended March 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the control environment and its operations that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Omnivest, Inc. for the year ended March 31, 2008 and this report does not affect our report thereon dated May 28, 2008.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal controls contemplate a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jaspers + Hall, PC

May 28, 2008